UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2015
Commission File Number 001-35704
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Seadrill Partners LLC
(Exact name of Registrant as specified in its Charter)
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2nd Floor, Building 11
Chiswick Business Park
566 Chiswick High Road
London, W4 5YS
United Kingdom
(Address of principal executive office)
__________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒        Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐        No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐         No   ☒

Seadrill Partners LLC
Report on Form 6-K For the quarterly period ended June 30, 2015

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarterly period ended June 30, 2015 contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the operations, performance and financial condition of Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “we,” “us”), including statements concerning plans and objectives of the Company's management for future operations or economic performance, or assumptions related thereto. In addition, the Company and the Company's representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the Company's plans, strategies, business prospects, changes and trends in the Company's business, and the markets in which the Company operates. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results.
Forward-looking statements appear in a number of places in this report and include statements with respect to, among other things:

•
the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company's ability to borrow under the credit facility between OPCO (as defined herein), as borrower, and Seadrill Limited (“Seadrill”), as lender;

•	the Company's future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy or scrap drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company and distributions to the Company's unitholders;

•	future sales of the Company's common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company's business strategy and other plans and objectives for future operations.

Forward-looking statements in this report are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company makes no prediction or statement about the performance of the Company's common units. The various disclosures included in this Report on Form 6-K and in the Company's other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect the Company's business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated and Combined Carve-Out Financial Statements and related notes of Seadrill Partners LLC included in our annual report on Form 20-F filed with the SEC on April 21, 2015 (the “20-F”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Partners included in this report have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and are presented in US Dollars.

Overview
Seadrill Partners is a growth-oriented limited liability company formed by Seadrill Limited (“Seadrill”) to own, operate and acquire offshore drilling units. Our drilling units, except for the West Sirius and the West Vencedor, are under long-term contracts with major oil companies such as Chevron, BP and ExxonMobil, and with large independents such as Tullow. The Company's contracted drilling units have charters with an average remaining term of 3.0 years as of August 31, 2015.

We own (i) a 58% limited partner interest in Seadrill Operating LP (“Seadrill Operating”), as well as the non-economic general partner interest in Seadrill Operating through our 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

Seadrill owns the remaining interests in OPCO. As of August 31, 2015, Seadrill owned 46.6% of the outstanding combined common and subordinated units of the Company, as well as Seadrill Member LLC, which owns a non-economic limited liability interest in the Company and all of our incentive distribution rights.

The Company's fleet as of June 30, 2015 consisted of four semi-submersible drilling rigs, four drillships and three tender rigs, as follows:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 and is under a drilling contract with ExxonMobil that expires in April 2017;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and is under a drilling contract with BP that expires in July 2019;

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and commenced operations under a 5-year drilling contract with Tullow that expires in July 2018;

•
the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and operated under a drilling contract with BP, which was terminated early and ended in April 2015. The West Sirius is currently earning early termination fees until July 2017;

•	the semi-tender rig West Vencedor, which was delivered from the shipyard in early 2010 and operated under a drilling contract with Chevron that ended in June 2015;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in July 2018;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in August 2018;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in October 2020;

•	the drillship West Vela, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in November 2020;

•	the drillship West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with ExxonMobil that expires in April 2017; and

•	the drillship West Polaris, which was delivered from the shipyard in 2008 and is under a drilling contract with ExxonMobil that expires in March 2018.

Recent Developments

Acquisition of the West Polaris
On June 16, 2015, Seadrill Operating LP, a subsidiary in which the Company owns a 58% limited partner interest, entered into an agreement with Seadrill to acquire all of the shares of Seadrill Polaris Ltd. (“Seadrill Polaris”), the entity that owns and operates the drillship the West Polaris (the “Polaris Acquisition”) from Seadrill. The Polaris Acquisition was completed on June 19, 2015.

The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.

The consideration for the Polaris Acquisition was comprised of $204 million in cash and $336 million of debt outstanding under the existing facility financing the West Polaris. In addition Seadrill Operating LP issued a note (the “Seller’s credit”) of $50 million to Seadrill, repayment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Sellers's credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, under any replacement contract is below $450,000 until the Seller’s credit’s maturity in 2021. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million Seller's credit must be paid to Seadrill upon maturity of the Seller's credit in 2021.

In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. The West Polaris is currently contracted with ExxonMobil on a dayrate of $653,000. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out"), and (b) after the expiration of the term of the existing contract until March 2025, 50% of any such excess dayrate, adjusted for daily utilization (the "Subsequent Earn-Out"). The Initial Earn-Out has a maximum possible outcome (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate is not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450,000 per day. It is not possible to calculate a range of possible outcomes for the Subsequent Earn-Out as it is impossible to determine a maximum possible re-contract dayrate and as such the maximum amount of the payment is unlimited. The lowest possible outcome for the Subsequent Earn-Out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450,000 per day. The range of undiscounted outcomes for the Seller's credit varies from nil to $50.0 million.

Board of Directors Appointment
On June 26, 2015, Mr. Andrew Cumming was appointed by the remaining elected directors to replace Mr. Bart Veldhuizen as the Class III elected director to serve until the annual meeting of unitholders in 2016. Mr. Cumming will also serve on the Company's conflicts committee. Mr. Cumming has almost 40 years of experience in banking and risk management. Prior to retirement in 2014, Mr. Cumming spent 17 years of his career in a variety of positions at Lloyds Bank, including 7 years as Senior Sanctioning Director and Chief Credit Officer, for Lloyds Banking Group Commercial Banking Division and membership of Risk and Commercial Banking Executive Committees. Mr. Cumming also currently acts as a director of a UK hotels company, Macdonald Hotel Group, and a mortgage company, Bluestone Holdings Group.

Board of Directors Election

On September 28, 2015, Bert Bekker was re-elected as a Class II Director whose term will expire at the 2018 annual meeting of members of the Company.

Appointment of Chief Executive Officer
Effective September 1, 2015, Mark Morris replaced Graham Robjohns as Chief Executive Officer of the Company. Effective September 1, 2015, Mark Morris also began serving as the Chief Financial Officer of Seadrill. Prior to joining Seadrill Partners and Seadrill, Mr. Morris was most recently Chief Financial Officer for Rolls-Royce Group plc. During his 28 year career at Rolls Royce, Mr. Morris held a number of other roles, such as Group Treasurer.

Appointment of Chief Financial Officer
Effective June 1, 2015, John T. Roche replaced Rune Magnus Lundetrae as Chief Financial Officer of the Company. Mr. Roche is also currently Vice President of Investor Relations for Seadrill and will continue with this responsibility on a part time basis. Prior to joining Seadrill in May 2013, Mr. Roche spent 12 years at Morgan Stanley, most recently as an Executive Director in its Investment Banking Division.

Amendment and Extension of the West Vencedor Loan Agreement
On April 14, 2015 the related party loan agreement with Seadrill for the West Vencedor was amended with a new maturity date of June 25, 2018. Prior to the extension and amendment of the loan agreement for the West Vencedor the remaining balance of the loan was due in 2015. Under the extension associated with the amendment, the loan will bear interest at a rate equal to LIBOR plus a margin of 2.25%, and provide for a guarantee fee of 1.4% and a balloon payment of $20.6 million amount due at maturity. Repayments of principal of $4.1 million will be due quarterly. The extension of the maturity date of the loan was granted in return for additional security which includes pledging the West Vencedor, as well as the assignment of earnings and insurances.

Contract Backlog
The Company’s contracted drilling units are contracted to customers under charters with an average remaining term of 3.0 years as of August 31, 2015. The average remaining contract term is calculated as the total days remaining on the contract, assuming full utilization, and divided by the number of contracted rigs which the Company owns. Average remaining contract term also includes, in the case of contracts for which we have received a notice of termination but continue to receive a termination fee, the rigs and the total days remaining on the payment of termination fees. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes, in the case of contracts for which we have received a notice of termination, an amount equal to the termination fee per day multiplied by the number of days for which the termination fee is payable under the terms of the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.

In addition, the Company’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to the Company if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling unit, the Company’s bankruptcy, sustained unacceptable performance by the Company or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.

The Company’s contract backlog as of August 31, 2015 totals $5.0 billion, and includes $297,000 per day from September 2015 until July 2017 to be received by the Company in accordance with the termination provisions of the West Sirius contract.

Market Overview and Trends
Following the recovery in oil prices during the first quarter, oil prices have again moved lower and are now below the levels witnessed at the beginning of 2015. The low commodity price environment, reductions in oil company spending plans and an increasing supply / demand imbalance for drilling units all continue to have a negative impact on utilization and pricing in all market segments. As expected, dayrates for new fixture activity remains at, or below, cash flow breakeven levels.

Seadrill Partners continues to believe that this challenging market will continue through 2016 and that visibility for 2017 and beyond is dependent upon commodity price stability, oil companies realizing the benefits of their capital spending rationalization programs and continued fleet attrition.

Pricing for the remainder of 2015 and 2016 is expected to continue to be driven by a high degree of excess industry capacity with 91 floaters already idle and 92 additional floaters ending their current contracts by the end of 2016.

Oil companies continue to prefer newer and more capable equipment, demonstrated by the utilization rates of different asset classes. Ultra-deepwater units are experiencing 81% marketed capacity utilization versus 71% for deep and mid water floaters as of August 31, 2015. During the downcycle older units are more challenged to remain utilized due to the availability of better and more efficient equipment.

Based on the level of current activity seen in the floater market, we expect stacking and scrapping activity to continue through the second half of 2015 and well into 2016. Scrapping activity has continued in the second quarter with an incremental 14 floaters designated for retirement. As of August 31, 2015, a total of 40 floaters had been scrapped since the end of 2013, equivalent to 12% of the total fleet, and there were 28 cold stacked units. Lower than expected stacking costs and a commodity price recovery may delay scrapping decisions as rig owners retain some option value on older units. However, we continue to believe that the significant cost to perform periodic classing activity on these older assets will ultimately drive decisions to cold stack and scrap these less capable units.

As at August 31, 2015, the orderbook stood at approximately 78 units, of which 29 are Sete new builds in Brazil. Approximately 145 units, or 51% of the total marketed floater fleet are rolling off contracts between now and the end of 2017, many of which must undergo a 15 or 20 year classing. Current indications are that a significant number of newbuild orders will be delayed until an improved market justifies taking delivery of the unit. In light of the likely cold stacking, scrapping activity and newbuild delays there remains a high likelihood that there will be limited, or no, growth in the marketed fleet between now and 2018.

Factors Affecting the Comparability of our Current and Future Results

The size of our fleet continues to change. Our consolidated financial statements reflect changes in the size and composition of our fleet due to certain rig deliveries, contract commencement dates and acquisitions. For instance, we acquired the entities that own and operate the drilling units West Auriga in March 2014, the West Vela in November 2014 and West Polaris in June 2015. In addition, in July 2014 we purchased additional limited partner interests in Seadrill Operating. In the future, we may grow through the acquisition of additional drilling units, or further ownership interests in OPCO, as part of our growth strategy.

We do not own all of the interests in OPCO. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, the board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by

OPCO to Seadrill in respect of Seadrill's ownership interest in OPCO are not available for distribution by the Company.

Basis of presentation

Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated.

A.	Operating Results
Three Months Ended June 30, 2015 compared to Three Months Ended June 30, 2014
The following table summarizes our operating results for the three months ended June 30, 2015 and 2014:

($ in millions)	Three months ended June 30,		Increase/Decrease
	2015	2014	$	%
Operating revenues
Contract revenues	$385.6	$339.6	$46.0	13.5%
Reimbursable revenues	8.9	6.7	2.2	32.8%
Other revenues	22.7	—	22.7	—%
Total operating revenues	417.2	346.3	70.9	20.5%

Operating expenses
Vessel and rig operating expenses	122.0	107.9	14.1	13.1%
Amortization of favorable contracts	12.9	—	12.9	—%
Reimbursable expenses	7.2	6.1	1.1	18.0%
Depreciation and amortization	57.7	54.9	2.8	5.1%
General and administrative expenses	11.9	8.8	3.1	35.2%
Total operating expenses	211.7	177.7	34.0	19.1%

Operating income	205.5	168.6	36.9	21.9%

Financial and other items
Interest income	5.2	1.0	4.2	420.0%
Interest expense	(42.5)	(37.6)	4.9	13.0%
Gain / (loss) on derivative financial instruments	18.3	(27.8)	(46.1)	(165.8)%
Foreign currency exchange loss	(0.7)	(0.4)	0.3	75.0%
Gain on bargain purchase	39.6	—	39.6	—%
Total financial items	19.9	(64.8)	(84.7)	(130.7)%

Income before income taxes	225.4	103.8	121.6	117.1%

Income taxes	(32.9)	(9.5)	23.4	246.3%
Net income	$192.5	$94.3	$98.2	104.1%

Net income attributable to Seadrill Partners LLC members	$101.3	$31.2	$70.1	224.7%
Net income attributable to the non-controlling interest	$91.2	$63.1	$28.1	44.5%

Contract Revenues
Contract revenue increased by $46.0 million, or 13.5%, to $385.6 million, for the three months ended June 30, 2015, from $339.6 million for the three months ended June 30, 2014. The increase was primarily due to contract revenues from the West Vela, which was acquired on November 4, 2014, contributing to approximately $55.5 million of additional revenue in the three months ended June 30, 2015. Contract revenues from the West Polaris, which was acquired on June 19, 2015, contributed approximately $7.5 million to the increase in the three months ended June 30, 2015. The increase was partly offset by a decrease in contract revenues of approximately $29.8 million relating to the West Sirius which came off contract in April 2015, and is now receiving a termination fee rather than the full dayrate.

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Three months ended June 30,
	2015			2014
	Number of rigs/ships	Average Daily Revenues (USD) (1)	Economic Utilization (2)	Number of rigs/ships	Average Daily Revenues (USD) (1)	Economic Utilization (2)

Semi‑submersible rigs	4	$452,000	96.0%	4	$505,000	90.0%
Drillships	4	$611,000	98.0%	2	$596,000	100.0%
Tender rigs	3	$170,000	99.0%	3	$175,000	97.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)
Economic utilization is calculated as the total revenue received, excluding bonuses, divided by the full operating dayrate multiplied by the number of days in the period for the rigs that are on contract.

Reimbursable Revenues
Reimbursable revenues increased by $2.2 million or 32.8%, to $8.9 million for the three months ended June 30, 2015, from $6.7 million for the three months ended June 30, 2014. The increase was due to additional equipment purchased on behalf of customers in the three months ended June 30, 2015, for which we were reimbursed.

Other Revenues
Other revenues were $22.7 million, for the three months ended June 30, 2015 compared to nil for the three months ended June 30, 2014. During the three months ended June 30, 2015, we earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Jupiter and West Saturn drilling rigs, amounting to approximately $2.3 million. There were no such services provided in the three months ended June 30, 2014. In addition the termination fee relating to the West Sirius of $297,000 per day, or $20.0 million for the three months ended June 30, 2015 is classified within other revenues.

Vessel and Rig Operating Expenses
Vessel and rig operating expenses increased by $14.1 million, or 13.1%, to $122.0 million for the three months ended June 30, 2015, from $107.9 million for the three months ended June 30, 2014. The increase was primarily due to operating costs related to the West Vela, which was acquired on November 4, 2014, amounting to approximately $13.2 million. Operating costs from the West Polaris, which was acquired on June 16, 2015, amounted to approximately $2.3 million.

Amortization of Favorable Contracts
Amortization of favorable contracts increased to $12.9 million for the three months ended June 30, 2015 from nil for the three months ended June 30, 2014. The increase was due to the favorable contracts recognized on the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and the acquisition of the West Polaris in June 2015. The favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable Expenses
Reimbursable expenses increased by $1.1 million, or 18.0%, to $7.2 million for the three months ended June 30, 2015, from $6.1 million for the three months ended June 30, 2014. The increase was due to additional equipment purchased on behalf of customers in the three months ended June 30, 2015 compared to the same period in 2014.

Depreciation and Amortization
Depreciation and amortization expenses increased by $2.8 million, or 5.1%, to $57.7 million for the three months ended June 30, 2015, from $54.9 million for the three months ended June 30, 2014. The increase was primarily driven by the acquisition of the West Vela and the West Polaris.

General and Administrative Expenses
General and administrative expenses increased by $3.1 million, or 35.2%, to $11.9 million for the three months ended June 30, 2015, from $8.8 million for the three months ended June 30, 2014. The increase was due to higher administrative management fees charged by Seadrill due to the increased size of the Company's fleet, offset in part by reductions in recharges due to cost efficiencies achieved by Seadrill.

Interest Expense
Interest expense increased by $4.9 million, or 13.0%, to $42.5 million for the three months ended June 30, 2015, from $37.6 million for the three months ended June 30, 2014. The increase was primarily due to the increase in the average outstanding debt, resulting from the acquisition of the West Vela in November 2014, the purchase of the West Polaris in June 2015, and the debt issued under the Amended Senior Secured Credit Facilities to refinance the West Auriga and West Capricorn in June 2014.

Gain on Bargain Purchase
A gain on bargain purchase of $39.6 million was recognized as a result of the Polaris Acquisition in June 2015. The gain arises due to the fair value of net assets acquired of $414.2 million being greater than the fair value of the consideration transferred of $374.6 million. The gain has been attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights. As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners.

Other Financial Items
Other financial items reported in the income statement include the following items:

(US$ millions)	Three months ended June 30,
	2015	2014

Interest income	$5.2	$1.0
Gain / (Loss) on derivative financial instruments *	18.3	(27.8)
Foreign currency exchange loss	(0.7)	(0.4)
Total other financial items	$22.8	$(27.2)

Total other financial items increased by $50.0 million to a gain of $22.8 million in the three months ended June 30, 2015, compared to a loss of $27.2 million for the three months ended June 30, 2014. The change was primarily driven by a gain from derivative instruments of $18.3 million in the three months ended June 30, 2015 compared to a loss of $27.8 million in the three months ended June 30, 2014, due to changes in the fair value of interest rate swaps held in relation to variable rate debt. As of June 30, 2015, the Company was party to interest rate swap agreements for a combined outstanding principal amount of $3,537.6 million, which represents 91% of the total interest bearing debt obligations of the Company (excluding deferred consideration payable). As of December 31, 2014, the Company was party to interest rate swap agreements for a combined outstanding principal amount of $3,571.8 million, which represented 97.8% of the total interest bearing debt obligations of the Company.

Interest income increased by $4.2 million to $5.2 million in the three months ended June 30, 2015, compared to $1.0 million for the three months ended June 30, 2014. The increase is due to interest income earned on receivables relating to the West Vela, which were not earned in the three months ended June 30, 2014 as the West Vela was only acquired in November 2014.

Income Taxes
Income tax expense for the three months ended June 30, 2015 increased by $23.4 million to $32.9 million compared to $9.5 million for the three months ended June 30, 2014. The increase was due to increased taxable profits, primarily from the acquisition of the West Vela in November 2014, and an increase in effective tax rate to 14.6% for the three months ended June 30, 2015 from 9.1% for the same period in 2014. The increase in the effective rate was primarily due to an increase in the relative components of estimated 2015 earnings, excluding discrete items, generated in different tax jurisdictions and the effect of new tax requirements in Nigeria.

Net Income Attributable to Seadrill Partners LLC Members
Net income attributable to Seadrill Partners LLC members increased by $70.1 million, or 224.7%, to $101.3 million for the three months ended June 30, 2015, from $31.2 million for the three months ended June 30, 2014. This was due to a 104.1% increase in net income and a reduction in the proportion of income attributable to non-controlling interest as a result of the Company's purchase of an additional 28% limited partner interest in Seadrill Operating LP on July 21, 2014.

Net Income Attributable to the Non-controlling Interest
Net income attributable to non-controlling interest increased by $28.1 million, or 44.5% , to $91.2 million for the three months ended June 30, 2015, from $63.1 million for the three months ended June 30, 2014. This was primarily due to an increase in net income for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014. The increase was partially offset by the reduction in non-controlling interest as a result of the acquisition of 28% of the limited partner interests in Seadrill Operating LP by Seadrill Partners on July 21, 2014.

Six Months Ended June 30, 2015 compared to Six Months Ended June 30, 2014
The following table summarizes our operating results for the six months ended June 30, 2015 and 2014:

($ in millions)	Six months ended June 30,		Increase/Decrease
	2015	2014	$	%
Operating revenues
Contract revenues	$771.5	$600.2	$171.3	28.5%
Reimbursable revenues	19.0	21.4	(2.4)	(11.2)%
Other revenues	27.4	—	27.4	—%
Total operating revenues	817.9	621.6	196.3	31.6%

Operating expenses
Vessel and rig operating expenses	240.5	192.2	48.3	25.1%
Amortization of favorable contracts	24.1	—	24.1	—%
Reimbursable expenses	16.4	20.4	(4.0)	(19.6)%
Depreciation and amortization	115.2	94.6	20.6	21.8%
General and administrative expenses	25.5	22.2	3.3	14.9%
Total operating expenses	421.7	329.4	92.3	28.0%

Operating income	396.2	292.2	104.0	35.6%

Financial and other items
Interest income	6.2	1.9	4.3	226.3%
Interest expense	(94.5)	(66.2)	28.3	42.7%
Loss on derivative financial instruments	(33.6)	(77.0)	(43.4)	(56.4)%
Foreign currency exchange (loss) / gain	(3.3)	0.7	(4.0)	(571.4)%
Gain on bargain purchase	39.6	—	39.6	—%
Total financial items	(85.6)	(140.6)	(55.0)	(39.1)%

Income before income taxes	310.6	151.6	159.0	104.9%

Income taxes	(47.2)	(13.5)	33.7	249.6%
Net income	$263.4	$138.1	$125.3	90.7%

Net income attributable to Seadrill Partners LLC members	$139.5	$51.0	$88.5	173.5%
Net income attributable to the non-controlling interest	$123.9	$87.1	$36.8	42.3%

Contract Revenues
Contract revenues increased by $171.3 million, or 28.5%, to $771.5 million for the six months ended June 30, 2015, from $600.2 million for the six months ended June 30, 2014. The increase was primarily due to contract revenues from the West Auriga which was acquired on March 21, 2014, contract revenues from the West Vela, which was acquired on November 4, 2014, and contract revenues from the West Polaris, which was acquired on June 19, 2015. The acquisitions of the West Auriga, West Vela and West Polaris contributed approximately $47.6 million, $107.1 million and $7.5 million respectively to the increase compared to the six months ended June 30, 2014. Lower downtime on the West Aquarius in the six months ended June 30, 2015 compared to the six months ended June 30, 2014 also contributed to an increase of approximately $30.2 million. The increase was partly offset by a decrease in contract revenues of approximately $33.4 million relating to the West Sirius which came off contract in April 2015, and is now receiving a termination fee rather than the full dayrate.

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Six months ended June 30,
	2015			2014
	Number of rigs/ships	Average Daily Revenues (USD) (1)	Economic Utilization (2)	Number of rigs/ships	Average Daily Revenues (USD)	Economic Utilization (2)

Semi‑submersible rigs	4	$475,000	91.5%	4	$466,000	82.0%
Drillships	4	$603,000	99.0%	2	$599,000	100.0%
Tender rigs	3	$171,000	98.0%	3	$173,000	96.5%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)
Economic utilization is calculated as the total revenue received, excluding bonuses, divided by the full operating dayrate multiplied by the number of days in the period for the rigs that are on contract.

Reimbursable Revenues
Reimbursable revenues decreased by $2.4 million, or 11.2%, to $19.0 million for the six months ended June 30, 2015, from $21.4 million in the six months ended June 30, 2014. The decrease was due to lower levels of equipment purchased on behalf of customers in the six months ended June 30, 2015 compared to the same period in 2014.

Other Revenues
Other revenues were $27.4 million for the six months ended June 30, 2015, as compared to nil for the six months ended June 30, 2014. During the six months ended June 30, 2015, we earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Jupiter and West Saturn drilling rigs, amounting to approximately $7.0 million. There were no such services provided in the comparative period. In addition the termination fee relating to the West Sirius of $297,000 per day, or $20.0 million for the six months ended June 30, 2015 is classified within other revenues.

Vessel and Rig Operating Expenses
Vessel and rig operating expenses increased by $48.3 million, or 25.1%, to $240.5 million in the six months ended June 30, 2015, from $192.2 million in the six months ended June 30, 2014. This increase was primarily due to operating expenses of the West Auriga which was acquired on March 21, 2014, operating expenses of the West Vela, which was acquired on November 4, 2014, and operating expenses of the West Polaris, which was acquired on June 16, 2015. The acquisitions of the West Auriga, West Vela and West Polaris contributed approximately $13.7 million, $28.5 million and $2.3 million respectively to the increase in vessel and rig operating expenses for the six months ended June 30, 2015 compared to the six months ended June 30, 2014.

Amortization of Favorable Contracts
Amortization of favorable contracts increased to $24.1 million for the six months ended June 30, 2015 from nil for the six months ended June 30, 2014. The increase was due to the favorable contracts recognized on the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and the acquisition of the West Polaris in June 2015. The favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable Expenses
Reimbursable expenses decreased by $4.0 million, to $16.4 million for the six months ended June 30, 2015, from $20.4 million in the six months ended June 30, 2014. The decrease is in line with the decrease in reimbursable revenues as described above.

Depreciation and Amortization
Depreciation and amortization expenses increased by $20.6 million, or 21.8%, to $115.2 million for the six months ended June 30, 2015, from $94.6 million for the six months ended June 30, 2014. The increase was primarily due to the acquisitions of the West Auriga and West Vela in 2014, which contributed approximately $8.4 million and $14.0 million to the increase respectively.

General and Administrative Expenses
General and administrative expenses increased by $3.3 million, or 14.9%, to $25.5 million for the six months ended June 30, 2015, from $22.2 million for the six months ended June 30, 2014. The increase was due to higher administrative management fees charged by Seadrill due to the increased size of the Company's fleet, offset in part by reductions in recharges due to cost efficiencies achieved by Seadrill.

Interest Expense
Interest expense increased by $28.3 million, or 42.7%, to $94.5 million for the six months ended June 30, 2015, from $66.2 million for the six months ended June 30, 2014. The increase was primarily due to the increase in the average outstanding debt, resulting from the acquisition of the West Vela in November 2014, the purchase of the West Polaris on June 16, 2015, and the debt issued under the Amended Senior Secured Credit Facilities, consisting of a $100 million revolving credit facility and $2.9 billion term loan, during the six months ended June 30, 2014.

Gain on Bargain Purchase
A gain on bargain purchase of $39.6 million was recognized as a result of the Polaris Acquisition in June 2015. The gain arises due to the fair value of net assets acquired of $414.2 million being greater than the fair value of the consideration transferred of $374.6 million. The gain has been attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights.  As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners.

Other Financial Items
Other financial items reported in the income statement include the following items:

(US$ millions)	Six months ended June 30,
	2015	2014

Interest income	$6.2	$1.9
Loss on derivative financial instruments	(33.6)	(77.0)
Foreign currency exchange (loss) / gain	(3.3)	0.7
Total other financial items	$(30.7)	$(74.4)

Other financial items decreased by $43.7 million to a loss of $30.7 million in the six months ended June 30, 2015, from a loss of $74.4 million for the six months ended June 30, 2014. The change was mainly driven by a loss from derivative instruments of $33.6 million in the six months ended June 30, 2015 compared to a loss of $77.0 million in the six months ended June 30, 2014. The majority of the loss is unrealized and relates to adverse movements on the mark to market valuation of the Company's interest rate swaps on variable rate debt. The Company has entered into swap agreements which fix the variable element of the interest on the Senior Secured Credit Facilities. As of June 30, 2015, the Company was party to interest rate swap agreements for a combined outstanding principal amount of $3,537.6 million, which represents 91% of the total interest bearing debt obligations of the Company (excluding deferred consideration payable). As of December 31, 2014, the Company was party to interest rate swap agreements for a combined outstanding principal amount of $3,571.8 million, which represented 97.8% of the total interest bearing debt obligations of the Company.

Foreign currency exchange loss was $3.3 million in the six months ended June 30, 2015 compared to a gain of $0.7 million for the six months ended June 30, 2014. The change was primarily driven by the receipt of revenue denominated in Euros and Canadian Dollars.

Interest income increased by $4.3 million to $6.2 million in the six months ended June 30, 2015, compared to $1.9 million for the six months ended June 30, 2014. The increase is due to interest income earned on receivables relating to the West Vela, which were not earned in the six months ended June 30, 2014 as the West Vela was acquired in November 2014.

Income Taxes
Income tax expense increased $33.7 million, to $47.2 million for the six months ended June 30, 2015, from $13.5 million for the six months ended June 30, 2014. The increase was due to increased taxable profits, primarily from the acquisition of the West Vela in November 2014, and an increase in the relative components of estimated 2015 earnings, excluding discrete items, generated in different tax jurisdictions and the effect of new tax requirements in Nigeria.

Net Income Attributable to Seadrill Partners LLC Members
Net income attributable to Seadrill Partners LLC members increased by $88.5 million, or 173.5%, to $139.5 million for the six months ended June 30, 2015, from $51.0 million for the six months ended June 30, 2014. This was due to the net impact of an increase in net income of $125.3 million, and a reduction in the proportion of income attributable to non-controlling interest as a result of the Company's purchase of an additional 28% limited partner interest in Seadrill Operating LP on July 21, 2014.

Net Income Attributable to Non-controlling Interest
Net income attributable to non-controlling interest increased by $36.8 million, or 42.3%, to $123.9 million for the six months ended June 30, 2015, from $87.1 million for the six months ended June 30, 2014. This is primarily due to the increase in net income for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The increase was partially offset by the reduction in non-controlling interest as a result of the acquisition of 28% of the limited partner interests in Seadrill Operating LP by Seadrill Partners on July 24, 2014.

B.	Liquidity and Capital Resources
Liquidity and Cash Needs
The Company operates in a capital-intensive industry, and its primary liquidity needs are to finance the purchase of additional drilling units and other capital expenditures, service its debt, fund investments (including the equity portion of investments in drilling units), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. The Company expects to fund its short-term liquidity needs through a combination of cash generated from operations and debt and equity financings.
The Company's operating agreement requires it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our current fleet, our annual estimated maintenance and replacement capital expenditures which are reserved when determining cash available for distribution are estimated to be $194 million per year as of June 30, 2015, which is comprised of $79 million for long term maintenance and society classification surveys and $115 million, including financing costs, for replacing our existing rigs at the end of their useful lives.
As of June 30, 2015, our cash and cash equivalents were $197.7 million, compared to $242.7 million as of December 31, 2014. In connection with the closing of our IPO in October 2012, OPCO entered into a five year $300.0 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. This was reduced to $100.0 million following a refinancing in February 2014, when OPCO also entered into a five-year $100.0 million revolving credit facility with a syndicate of external banks. As of June 30, 2015, the outstanding balance this facility was $50.0 million, and the outstanding balance on the sponsor credit facility was zero. The Company believes its current resources, including the potential borrowings under these revolving credit facilities, are sufficient to meet its working capital requirements for its current business for at least the next twelve months. Generally, the Company's long term sources of funds will be a combination of cash generated from operations, debt, equity financing and borrowings from and leasing arrangements with commercial banks. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. On August 14, 2015, the Company paid a cash distribution to its common and subordinated unitholders with respect to the quarter ended June 30, 2015 of $0.5675 per unit, totaling $52.1 million.

Cash Flows
Net cash provided by operating activities was $384.8 million and $162.9 million for the six months ended June 30, 2015 and 2014, respectively. The increase is primarily due to higher operating income due to rig acquisitions, and improved cash collections from customers.
Net cash used in investing activities was $192.5 million and $673.7 million for the six months ended June 30, 2015 and 2014, respectively. The change primarily relates to the $672.6 million net cash paid to acquire the entities that own and operate West Auriga from Seadrill in March 2014, compared to the $184.0 million net cash paid to acquire the entities that own and operate the West Polaris in June 2015.
Net cash used in financing activities was $238.1 million and net cash provided by financing activities was $944.4 million during the six months ended June 30, 2015 and 2014, respectively. For the six months ended June 30, 2015, net cash used in financing activities of $238.1 million relates primarily to cash distributions of $217.0 million, repayments of long term debt of $44.9 million and repayments of related party debt of $22.3 million. This was partly offset by a $50.0 million revolving credit facility draw down.
The net cash provided by financing activities of $944.4 million during the six months ended June 30, 2014 predominately relates to net proceeds from our Amended Senior Secured Credit Facilities of $2,825.4 million, proceeds from the issuance of common units of $692.5 million and proceeds from issuance of units by Seadrill Capricorn Holdings LLC to Seadrill of $341.5 million. These inflows were partly offset by repayments of long term related party debt of $1,574.3 million and repayments of long term external debt of $454.9 million, which were refinanced by the Amended Senior Secured Credit Facilities, repayment of the related party revolving credit facility of $125.9 million, repayments of related party discount notes of $399.9 million and cash distributions of $360.0 million.

Borrowing Activities
As of June 30, 2015 and December 31, 2014, the Company had the following principal amounts of debt outstanding:

(In $ millions)	June 30, 2015	December 31, 2014
External debt agreements
Amended Senior Secured Credit Facilities	$2,909.2	$2,881.0
$1,450 facility	402.9	422.9
$420 facility	333.0	—
Sub-total external debt	$3,645.1	$3,303.9
Less current portion of long-term debt	(105.3)	(76.5)
Long-term external debt	$3,539.8	$3,227.4

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement (previously $1,200 facility)	$65.8	$78.2
$440 facility	148.8	158.8
Sub-total Rig Financing Agreements	$214.6	$237.0

Other related party debt
$109.5 T-15 vendor financing facility	$109.5	$109.5
Total related party debt	$324.1	$346.5
Less current portion of related party debt	(145.8)	(40.4)
Long-term related party debt	$178.3	306.1

Total external and related party debt	$3,969.2	3,650.4

The Company has adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as of June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as of December 31, 2014 has been retrospectively adjusted to reflect this change in accounting principle. $7.6 million of debt issuance costs have been reclassified from other current assets to a direct deduction from current portion of long-term debt and $70.8 million of debt issuance costs have been reclassified from other non-current assets to a direct deduction from long-term debt. As of June 30, 2015, $9.1 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $55.2 million of debt issuance costs have been presented as a direct deduction from long-term debt.

Outstanding debt as of June 30, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term debt	$251.1	$(9.1)	$242.0
Long-term debt	3,718.1	(55.2)	3,662.9
Total	$3,969.2	$(64.3)	$3,904.9

Outstanding debt as of December 31, 2014
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term debt	$116.9	$(7.6)	$109.3
Long-term debt	3,533.5	(70.8)	3,462.7
Total	$3,650.4	$(78.4)	$3,572.0

The outstanding debt as of June 30, 2015 is repayable as follows:

(In US$ millions)	As of June 30,

2016	$251.1
2017	141.6
2018	503.2
2019	63.6
2020	63.6
2021 and thereafter	2,946.1
Total outstanding debt	$3,969.2

The significant developments relating to the Company's debt during the six months ended June 30, 2015 are explained below.

Amended Senior Secured Credit Facilities
During the six months ended June 30, 2015, the Company drew down $50.0 million of the $100.0 million revolving credit facility to finance a portion of the Polaris Acquisition. Refer to Note 5 of the Unaudited Consolidated Financial Statements included elsewhere in this Form 6-K for more information. As of June 30, 2015, $50.0 million of the revolving credit facility remained available.

$420 million Term Loan and Revolving Credit Facilities Agreement
On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420 million term loan facility (the "West Polaris Facility"), with Seadrill as parent, and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent. The West Polaris Facility is comprised of a $320 million term loan facility and a $100 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25%. Commitment fees are payable quarterly in arrears on the unused portion of the revolving credit facility at the rate of 0.90% per annum. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3 million and a final lump sum payment of $143 million upon maturity. Upon closing of the Polaris Acquisition, Seadrill Polaris owed $336.0 million under the facility. Refer to Note 5 of the Unaudited Consolidated Financial Statements included elsewhere in this Form 6-K. Subsequent to the acquisition, $3.0 million was repaid. The outstanding balance under the West Polaris Facility as of June 30, 2015 was $333.0 million.

Seadrill and the Company are guarantors of the West Polaris Facility. Security for the West Polaris Facility consists of a first priority perfected pledge by Seadrill Operating of all of its equity interests in Seadrill Polaris, a first priority perfected ship mortgage by Seadrill Polaris over the West Polaris, and first priority perfected security interests granted by Seadrill Polaris in its earnings, earnings accounts and insurances.

Rig Financing Agreements
In June 2010, Seadrill entered into a $1,200 million senior secured term loan in part to fund the delivery of the West Vencedor, as well as other Seadrill rigs. The Company refers to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill's obligations under the West Vencedor Facility. In connection with the Company's initial public offering in October 2012 (“IPO”), Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating and Seadrill Vencedor Ltd., the owner of the West Vencedor, to guarantee the obligations under the West Vencedor Facility. The West Vencedor Facility bore interest at LIBOR plus 2.25%. The West Vencedor Facility was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As of June 30, 2015 the total net book value of the West Vencedor pledged as security was $173.4 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $65.8 million as of June 30, 2015 ($78.2 million as of December 31, 2014).

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. These covenants are described in Note 12 to the Company's Consolidated and Combined Carve-Out Financial Statements included in the Company's 20-F. The Company and Seadrill were in compliance with the related covenants as of June 30, 2015 and December 31, 2014.

The West Polaris Facility contains materially the same covenants as the Rig Financing Agreements as described in Note 12 to the Company's Consolidated and Combined Carve-out Financial Statements included in the 20-F, except that the leverage ratio of net debt to EBITDA with respect to the West Polaris Facility can be up to 6.0:1 until September 30, 2016 and up to 5.50:1 until December 31, 2016. In the event the leverage ratio exceeds 4.50:1, loans under the facility bear interest at an additional margin ranging from 0.125% to 0.750%. In addition, the West Polaris must have a minimum market value of at least 125% of the outstanding loans at any time. If it does not, Seadrill Polaris must repay the loans or provide additional collateral to correct the shortfall. The West Polaris Facility contains materially the same events of default as the Rig Financing Agreements as described in Note 12 to the Company's Consolidated and Combined Carve-out Financial Statements included in the 20-F. If we were to default under the West Polaris Facility, or to default under one of our other financing agreements relating to aggregate indebtedness of $25 million or more, it could cause an event of default under the West Polaris Facility.

Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated as of June 30, 2015:

($ in millions)	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	$3,969.2	$251.1	$644.8	$127.2	$2,946.1
Interest expense commitments on long-term debt obligations (1)	740.2	146.8	263.2	237.1	93.1
Commitment fee on undrawn facilities (2)	16.1	2.3	4.6	4.6	4.6
Deferred consideration payable (3)	354.0	60.7	97.7	75.6	120.0
Total	$5,079.5	$460.9	$1,010.3	$444.5	$3,163.8

(1)	The Company's interest commitment on long-term debt is calculated based on the applicable interest rate of the loan agreements and the associated interest rate swap rates.

(2)
The $100 million revolving credit facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balances of 2.0% per annum and 0.5% per annum respectively. As of June 30, 2015, the outstanding balance on the Amended Senior Secured Credit Facilities revolver was $50.0 million, and the outstanding balance on the sponsor credit facility was zero.

(3)
The Company recognized deferred consideration payable as a result of the purchase of the entities that own and operate the West Vela on November 4, 2014 and the West Polaris on June 19, 2015 from Seadrill. The payment of these amounts are contingent on the amount of contract revenue and mobilization revenue received from the customer. For further information on the nature of these payments please see Note 5 - Business Acquisitions in the notes to the Company's Unaudited Consolidated Financial Statements included elsewhere in this report on Form 6-K and Note 3 - Business Combinations in the notes to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the Company's 20-F.

Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of June 30, 2015, the Company was party to interest rate swap agreements with Seadrill and third parties for a combined outstanding principal amount of approximately $3,537.6 million at floating rates between 1.10% per annum and 2.52% per annum. The swap agreements mature between July 2018 and February 2021. The loss recognized on our interest rate swaps for the six months ended June 30, 2015, was $33.6 million.

As of June 30, 2015, the Company's total exposure to floating interest rate fluctuations on our outstanding debt was $431.6 million, compared to $78.6 million as of December 31, 2014. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $4.3 million on an annual basis as of June 30, 2015, as compared to $0.8 million in 2014.

The fair values of our interest rate swaps as of June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015		December 31, 2014
(In millions of US dollars)	Outstanding Principal	Fair Value	Outstanding Principal	Fair Value
Related party assets - interest rate swap agreements	$672.6	$2.2	$690.1	$6.0
Other current liabilities - interest rate swap agreements	2,865.0	(60.6)	2,881.7	(56.1)

For further disclosure of the fair value of the derivatives and debt obligations outstanding as of June 30, 2015, please read Note 7 and Note 8 of the Company's Unaudited Consolidated Financial Statements included elsewhere in this Form 6-K.

Foreign Currency Fluctuation Risks

The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company's reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars, Euros and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

The Company is exposed to some extent to foreign currency risk in respect of the West Vencedor, which received approximately 30% of its dayrate in Euros. In addition, the Company receives 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of the Company's operating costs are denominated in Nigerian Naira. In June 2015, the drilling contract for the West Vencedor was completed. As a result of the completion of the drilling contract of the West Vencedor, the foreign currency risk associated with the Euros is expected to be minimal in the short-term and nil thereafter. Due to the operations of the West Aquarius in Canada, a portion of the Company's revenues and expenses are denominated in Canadian Dollars. The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on the Company.

The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);” and

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies.

The Company does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers its counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Concentration of Credit Risk
The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.

Retained Risk

Physical Damage Insurance - Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.

The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the US Gulf of Mexico with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy covers the 2015 windstorm season from May 1, 2015 to April 30, 2016.

Loss of Hire Insurance - With the exception of T-15, T-16 and West Vencedor, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance - Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $200.0 million per event and in the annual aggregate for the West Vencedor; $250.0 million per event and in the aggregate for the T-15 and T-16; up to $400.0 million per event and in the aggregate for the West Aquarius, West Capella, West Leo, and West Polaris; and up to $750.0 million per event and in the aggregate for each of the West Auriga, West Vela, West Capricorn and the West Sirius. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in Note 1 “General Information” and Note 2 “Accounting Policies” of the notes to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the 20-F.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and six months ended June 30, 2015 and 2014
(In $ millions, except per unit amounts)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Operating revenues
Contract revenues	$385.6	$339.6	$771.5	$600.2
Reimbursable revenues	8.9	6.7	19.0	21.4
Other revenues *	22.7	—	27.4	—
Total operating revenues	417.2	346.3	817.9	621.6

Operating expenses
Vessel and rig operating expenses *	122.0	107.9	240.5	192.2
Amortization of favorable contracts	12.9	—	24.1	—
Reimbursable expenses	7.2	6.1	16.4	20.4
Depreciation and amortization	57.7	54.9	115.2	94.6
General and administrative expenses *	11.9	8.8	25.5	22.2
Total operating expenses	211.7	177.7	421.7	329.4

Operating income	205.5	168.6	396.2	292.2

Financial and other items
Interest income	5.2	1.0	6.2	1.9
Interest expense *	(42.5)	(37.6)	(94.5)	(66.2)
Gain / (Loss) on derivative financial instruments *	18.3	(27.8)	(33.6)	(77.0)
Foreign currency exchange (loss) / gain	(0.7)	(0.4)	(3.3)	0.7
Gain on bargain purchase *	39.6	—	39.6	—
Total financial and other items	19.9	(64.8)	(85.6)	(140.6)

Income before income taxes	225.4	103.8	310.6	151.6

Income taxes	(32.9)	(9.5)	(47.2)	(13.5)
Net income	$192.5	$94.3	$263.4	$138.1

Net income attributable to Seadrill Partners LLC members	$101.3	$31.2	$139.5	$51.0
Net income attributable to the non-controlling interest	$91.2	$63.1	$123.9	$87.1

Earnings per unit (basic and diluted)
Common unitholders	$0.82	$0.44	$1.30	$0.96
Subordinated unitholders	$0.82	$0.31	$1.30	$—

* Includes transactions with related parties. Refer to Note 9 - Related Party Transactions.

A Statement of Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of June 30, 2015 and December 31, 2014
(In $ millions, except unit amounts)

	June 30, 2015	December 31, 2014

ASSETS
Current assets
Cash and cash equivalents	$197.7	$242.7
Accounts receivables, net	272.1	294.5
Amount due from related party	14.6	62.7
Other current assets	192.6	130.8
Total current assets	677.0	730.7

Non-current assets
Drilling units	5,629.2	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	20.6	16.9
Other non-current assets	407.2	376.2
Total non-current assets	6,060.2	5,537.4
Total assets	$6,737.2	$6,268.1

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	$96.2	$68.9
Current portion of long-term related party payable	145.8	40.4
Trade accounts payable	13.0	7.9
Other related party payables	288.3	275.8
Other current liabilities	204.2	227.4
Total current liabilities	747.5	620.4

Non-current liabilities
Long-term debt	3,484.6	3,156.6
Long-term related party payable	178.3	306.1
Deferred and contingent consideration payable to Seadrill	214.2	111.2
Other non-current liabilities	21.9	29.5
Total non-current liabilities	3,899.0	3,603.4

Equity
Members’ capital:
Common unitholders (issued 75,278,250 units as of June 30, 2015 and as of December 31, 2014)	937.0	913.3
Subordinated unitholders (issued 16,543,350 units as of June 30, 2015 and as of December 31, 2014)	16.9	11.7
Seadrill member interest	3.2	3.2
Total members’ capital	957.1	928.2
Non-controlling interest	1,133.6	1,116.1
Total equity	2,090.7	2,044.3
Total liabilities and equity	$6,737.2	$6,268.1

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2015 and 2014
(In $ millions)

	Six months ended June 30,
	2015	2014
Cash Flows from Operating Activities
Net income	$263.4	$138.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	115.2	94.6
Amortization of deferred loan charges	14.4	10.5
Amortization of favorable contracts	24.1	—
Gain on bargain purchase	(39.6)	—
Unrealized loss on derivative financial instruments	8.0	66.0
Payment for long term maintenance	(19.5)	(31.7)
Deferred income tax (benefit) / expense	(3.5)	5.1
Accretion of discount on deferred consideration	7.7	—

Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	54.0	(80.8)
Prepaid expenses and accrued income	0.8	—
Trade accounts payable	4.1	(18.4)
Related party balances	(29.1)	6.7
Other assets	26.2	9.7
Changes in deferred revenue	(2.0)	(12.9)
Other liabilities	(39.4)	(24.0)
Net cash provided by operating activities	$384.8	$162.9

Cash Flows from Investing Activities
Additions to drilling units	$(8.5)	$(1.1)
Acquisition of subsidiaries, net of cash acquired	(184.0)	(672.6)
Net cash used in investing activities	$(192.5)	$(673.7)

Cash Flows from Financing Activities
Net proceeds from long term debt	$50.0	$2,825.4
Repayments of long term debt	(44.9)	(454.9)
Repayments of related party debt	(22.3)	(1,574.3)
Debt fees paid	(0.3)	—
Contingent consideration paid	(3.6)	—
Repayments of revolving credit facility	—	(125.9)
Repayments of related party discount notes	—	(399.9)
Cash distributions	(217.0)	(360.0)
Proceeds on issuance of common units, net of fees	—	692.5
Proceeds on issuance of equity to related parties	—	341.5
Net cash (used in) / provided by financing activities	$(238.1)	$944.4

Effect of exchange rate changes on cash	0.8	—

Net (decrease) increase in cash and cash equivalents	$(45.0)	$433.6
Cash and cash equivalents at beginning of the period	242.7	89.7
Cash and cash equivalents at the end of period	$197.7	$523.3

Supplementary disclosure of cash flow information
Interest paid	$(126.6)	$(61.0)
Taxes paid	$(30.2)	$(21.5)
See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2015 and 2014
(In $ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member Interest	Total Members' Capital	Non- Controlling Interest	Total Equity
Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Common units issued to Seadrill and public (net of transaction costs)	692.4	—	—	692.4	—	692.4
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	341.5	341.5
Net income	36.4	11.3	3.3	51.0	87.1	138.1
Cash distribution	(49.2)	(15.8)	(1.1)	(66.1)	(293.9)	(360.0)
Balance at June 30, 2014	$959.8	$14.3	$2.2	$976.3	$1,090.3	$2,066.6

Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	109.1	24.0	6.4	139.5	123.9	263.4
Cash distribution	(85.4)	(18.8)	(6.4)	(110.6)	(106.4)	(217.0)
Balance at June 30, 2015	$937.0	$16.9	$3.2	$957.1	$1,133.6	$2,090.7

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 - General information

Basis of presentation
The unaudited interim consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). The amounts are presented in United States dollars (US dollar) rounded to the nearest hundred thousand, unless stated otherwise.

The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated and combined carve-out financial statements as of December 31, 2014 filed on Form 20-F (our “audited 2014 financial statements”). The year-end balance sheet data was derived from our audited 2014 financial statements, but does not include all disclosures required by US GAAP, and has been retrospectively adjusted as described in Note 2. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim consolidated financial statements are consistent with those followed in the preparation of our annual audited 2014 financial statements for the year ended December 31, 2014, unless otherwise included in these unaudited interim consolidated financial statements as separate disclosures.

Other revenues
Other revenues include amounts recognized as early termination fees under the offshore drilling contracts which have been terminated prior to the contract end date. Contract termination fees are recognized on a daily basis as and when any contingencies or uncertainties are resolved.

Revision
In 2014 the Company identified an immaterial error on the classification of payments related to long term maintenance as an investing activity rather than as an operating activity in the consolidated statement of cash flows for the six months ended June 30, 2014. The correct classification was reflected within the Company's financial statements for the three and nine months ended September 30, 2014 and audited 2014 financial statements. Accordingly, the presentation of the consolidated statement of cash flows for the six months ended June 30, 2014 has been revised. This has resulted in a decrease in cash provided by operating activities of $31.7 million and an increase in cash from investing activities of $31.7 million. This revision does not impact the Company’s previously reported net change in cash and cash equivalents and does not impact the Company’s consolidated balance sheets or consolidated statements of operations.

Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards

The Company has adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as of June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as of December 31, 2014 has been retrospectively adjusted to reflect this change in accounting principle. $7.6 million of debt issuance costs have

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

been reclassified from other current assets to a direct deduction from current portion of long-term debt and $70.8 million of debt issuance costs have been reclassified from other non-current assets to a direct deduction from long-term debt. As of June 30, 2015, $9.1 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $55.2 million of debt issuance costs have been presented as a direct deduction from long-term debt. Refer also to Note 7 - Debt.
In April 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-06, Earnings Per Share (Topic 260) which includes the final version of Proposed ASU EITF -14A - Earnings Per Share - Effects on Historical Earnings per Unit of Master Limited Partnership Drop Down Transactions. The amendments in this update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a drop down transaction should be allocated entirely to the general partner interest, and previously reported earnings per unit of the limited partners would not change as a result of a drop down transaction. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the first quarter of 2015. However, the adoption of this standard by the Company does not have a material impact on its consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. In August 2015, the FASB decided to delay the effective date of the new revenue standard by one year. Based on this proposal, public entities would need to apply the new guidance for annual reporting periods beginning after December 15, 2017, and interim periods therein. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders’ concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU will be effective for public entities in the first annual period, and for interim periods thereafter, beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 - Segment information

Operating segments

The Company’s fleet is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

A breakdown of the Company’s contract revenues by customer for the three and six months ended June 30, 2015 and 2014 are follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

BP	45.3%	41.3%	48.0%	39.1%
ExxonMobil*	28.2%	27.7%	26.0%	22.8%
Tullow	14.4%	17.0%	14.0%	18.8%
Chevron	12.1%	14.0%	12.0%	15.6%
Total	—%	—%	—%	3.7%
Total	100.0%	100.0%	100.0%	100.0%

* The ExxonMobil drilling contract for the West Aquarius was assigned to Hibernia Management and Development Co. Ltd. which is a consortium majority owned by ExxonMobil.

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

Revenues

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

United States	$197.9	$144.0	$397.3	$238.2
Nigeria	63.6	56.5	126.7	110.8
Ghana	58.6	60.5	114.8	115.7
Canada	45.1	37.5	80.1	57.1
Thailand	26.6	25.1	52.2	52.7
Angola	20.1	22.7	41.5	45.1
Other	5.3	—	5.3	2.0
Total	$417.2	$346.3	$817.9	$621.6

As of June 30, 2015 and December 31, 2014 the drilling units were located as follows:

Fixed Assets – Drilling units (1)

(In US$ millions)	June 30, 2015	December 31, 2014

United States	$2,969.5	$3,024.3
Nigeria	1,094.4	525.4
Ghana	600.1	608.4
Canada	530.0	539.3
Thailand	256.4	261.2
Angola	178.8	182.5
Total	$5,629.2	$5,141.1

(1)	The fixed assets referred to in the table above include eleven drilling units at June 30, 2015 and ten drilling units at December 31, 2014.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation
Income taxes consist of the following:

(In $ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Current tax expense:
United Kingdom	$—	$—	$—	$—
Foreign	34.2	4.4	50.3	8.4
Total current tax expense	$34.2	$4.4	$50.3	$8.4

Deferred tax benefit:
United Kingdom	—	—	—	—
Foreign	(1.3)	5.1	(3.1)	5.1
Total income tax expense	$32.9	$9.5	$47.2	$13.5

Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of the Company's controlled affiliates operate in the United Kingdom and therefore the Company is not subject to UK tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another.

The Company's effective income tax rate for the three and six month periods ended June 30, 2015 and 2014 is as follows:

Effective tax rate

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

United Kingdom statutory income tax rate	20.3%	21.5%	20.3%	21.5%
Effect of other tax jurisdictions	(5.7)%	(12.4)%	(5.1)%	(12.6)%
Effective income tax rate	14.6%	9.1%	15.2%	8.9%

Deferred taxes

The net deferred tax assets consist of the following:

(In US$ millions)	June 30, 2015	December 31, 2014

Net operating loss carryfoward	$14.9	$14.8
Property, plant and equipment	6.8	3.0
Provisions	1.4	1.5
Gross deferred tax assets	$23.1	$19.3
Valuation allowance related to NOL	(1.2)	(0.9)
Net deferred tax asset	$21.9	$18.4

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The net deferred tax assets are classified as follows:

(In US$ millions)	June 30, 2015	December 31, 2014

Short-term deferred tax assets	$1.3	$1.5
Long-term deferred tax assets	20.6	16.9
Net deferred tax	$21.9	$18.4

As of June 30, 2015, deferred tax assets related to net operating loss (“NOL”) carryforwards were $14.9 million, which can be used to offset future taxable income. NOL carry forwards, which were generated in various jurisdictions will expire, if not utilized, in 2033, 2034 and 2035. The valuation allowance of $1.2 million relates to the NOL carryforwards results where we do not expect to generate future taxable income. The Company had no deferred tax liabilities at June 30, 2015 and December 31, 2014.

Note 5 – Business acquisitions
West Polaris Acquisition
On June 19, 2015, the Company’s 58% owned subsidiary, Seadrill Operating LP (“Seadrill Operating”), completed the purchase (the “Polaris Acquisition”) of 100% of the ownership interests in Seadrill Polaris Ltd. (“Seadrill Polaris”) the entity that owns and operates the drillship the West Polaris (the “Polaris Business”) from Seadrill. Seadrill Operating is 42% owned by Seadrill.

The consideration for the Polaris Acquisition was comprised of $204.0 million of cash and $336.0 million of debt outstanding under the existing facility financing the West Polaris.

In addition, Seadrill Operating issued a note (the “Seller's Credit”) of $50.0 million to Seadrill, repayment of which is contingent on the future re-contracted dayrate for the West Polaris. The Seller's Credit is due in 2021 and bears an interest rate of 6.5% per annum. During the three-year period following the completion of the current drilling contract with ExxonMobil, the Seller's Credit may be reduced if the average contracted dayrate (net of commissions) for the period, adjusted for utilization, is below $450 thousand per day until the Seller's Credit's maturity in 2021. Should the average dayrate be above $450 thousand per day, the entire Seller's Credit must be paid to Seadrill upon maturity of the Seller's Credit in 2021.

In addition, Seadrill Polaris may make further contingent payments to Seadrill based upon the West Polaris's operating dayrate. The West Polaris is currently contracted with ExxonMobil on a dayrate of $653 thousand per day until March 2018. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450 thousand per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract (the "Initial Earn-Out") and (b) after the expiration of the term of the existing contract until March 2025, 50% of any day rate above $450 thousand per day, adjusted for daily utilization, tax and agency commission after the conclusion of the existing contract until 2025 (the "Subsequent Earn-Out".

The fair value of the total consideration paid was $374.6 million, was comprised of cash of $204.0 million, the Seller's Credit, which has a present value of $44.6 million, a contingent consideration, which has a present value of $95.3 million and a working capital adjustment of $30.7 million.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table summarizes the consideration paid and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date.

(In US$ millions)	June 19, 2015
Consideration
Cash	$204.0
Contingent consideration	95.3
Seller's Credit	44.6
Plus: Working capital adjustment	30.7
Fair value of total consideration transferred	$374.6

Recognized amounts of identifiable assets acquired and liabilities assumed at estimated fair value
Cash	$20.0
Current assets	52.1
Intangible asset - favorable drilling contract	124.3
Drilling unit	575.3
Long term interest bearing debt	(336.0)
Current liabilities	(20.2)
Non-current liabilities	(1.3)
Total identifiable net assets	$414.2

Gain on bargain purchase	(39.6)
Total	$374.6

The Company recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million, which is the excess of the total identifiable net assets acquired over the consideration transferred. The gain on the bargain purchase has been recorded in the line “Gain on bargain purchase” in the Unaudited Consolidated Statement of Operations. The gain has been attributed to the Company's belief that Seadrill may obtain additional value through the transaction, over and above the consideration transferred.  This may include, but is not limited to, the potential future realization of value through Seadrill's investments in Seadrill Partners. These investments include direct ownership interests, common and subordinated units and incentive distribution rights. As a result of these investments Seadrill has a continuing interest in the growth and success of Seadrill Partners.

The West Polaris drilling unit has been valued at fair value separately from the related drilling contract. The estimated fair value of the drilling unit was derived using an income approach with market participant based assumptions, including the Company's expectations around dayrates, drilling unit utilization, operating costs, capital and long term maintenance expenditures and applicable tax rates. The cash flows are estimated over the remaining useful economic life of the drilling unit. The cash flows were discounted using an estimated market participant weighted average cost of capital of 8.5%. The fair value of the drilling unit recognized is $575.3 million.

The fair value of the drilling contract has been assessed separately. The contract was valued using an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. The value of the contract related intangible was determined by means of calculating the incremental cash flows arising over the life of the contract compared with a contract with terms at prevailing market rates. The fair value of the favorable contract has been recognized as an intangible asset totaling $124.3 million. This intangible will be amortized over the remaining contract period until March 2018.

The fair value of trade receivables is $31.9 million, which is also the gross contractual amount. All amounts are expected to be collected.

The fair value of contingent consideration consists of the fair value of the Initial Earn-Out of $61.8 million, the fair value of the Subsequent Earn-Out of $33.5 million and the fair value of the Seller's Credit of $44.6 million. The

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

fair value was determined using future estimated contract revenues based upon estimates of re-contracted dayrate, average utilization, less any expected commissions and taxes. The contingent consideration has been discounted to present value using a weighted average cost of capital of 8.5%.

The Initial Earn-Out has a maximum possible outcome (based on undiscounted cash flows) of $67.6 million, assuming the West Polaris achieves 100% utilization for the remainder of the ExxonMobil contract and the contracted dayrate is not re-negotiated. The lowest possible outcome of the Initial Earn-Out is nil, assuming the utilization for the West Polaris is 0% and or the contracted dayrate is re-negotiated to less than $450 thousand per day. It is not possible to calculate a range of possible outcomes for the Subsequent Earn-Out as it is impossible to determine a maximum possible re-contract dayrate and as such the maximum amount of the payment is unlimited. The lowest possible outcome for the subsequent earn-out is nil, assuming the utilization for the West Polaris is 0%, and or the re-contracted dayrate is less than $450 thousand per day. The range of undiscounted outcomes for the Seller's Credit varies from nil to $50.0 million.

Acquisition related transaction costs consisted of various advisory, legal, accounting, valuation and other professional fees of $0.7 million, which were expensed as incurred and are presented in the statement of operations within general and administrative expenses.

In the consolidated statement of operations $7.8 million of revenue and net income of $1.0 million have been included since the acquisition date of the Polaris Business until June 30, 2015.

The pro forma revenue and pro forma net income of the combined entity for the six months ended June 30, 2015 and June 30, 2014, had the acquisition date been January 1, 2014 are as follows.

	Six months ended June 30,
(In US$ millions)	2015		2014
	Seadrill Partners LLC	Supplemental pro forma combined entity	Seadrill Partners LLC	Supplemental pro forma combined entity
Total Revenue	$817.9	$927.6	$621.6	$716.7
Net Income	263.4	308.8	138.1	166.9
Net income attributable to Seadrill Partners LLC members	139.5	165.8	51.0	67.7

Note 6 – Drilling units

(In $ millions)	Six months ended June 30, 2014	Year ended December 31, 2014

Cost	$6,393.8	$5,790.5
Accumulated depreciation	(764.6)	(649.4)
Net book value	$5,629.2	$5,141.1

Depreciation expense was $115.2 million and $94.6 million for the six months ended June 30, 2015 and 2014, respectively.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 7 – Debt
As of June 30, 2015 and December 31, 2014, the Company had the following principal amounts of debt outstanding:

(In $ millions)	June 30, 2015	December 31, 2014
External debt agreements
Amended Senior Secured Credit Facilities	$2,909.2	$2,881.0
$1,450 facility	402.9	422.9
$420 facility	333.0	—
Sub-total external debt	$3,645.1	$3,303.9
Less current portion of long-term debt	(105.3)	(76.5)
Long-term external debt	$3,539.8	$3,227.4

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement (previously $1,200 facility)	$65.8	$78.2
$440 facility	148.8	158.8
Sub-total Rig Financing Agreements	$214.6	$237.0

Other related party debt
$109.5 T-15 vendor financing facility	$109.5	$109.5
Total related party debt	$324.1	$346.5
Less current portion of related party debt	(145.8)	(40.4)
Long-term related party debt	$178.3	$306.1

Total external and related party debt	$3,969.2	$3,650.4

The Company has adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as of June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as of December 31, 2014 has been restated to reflect this change in accounting principle. $7.6 million of debt issuance costs have been reclassified from other current assets to a direct deduction from current portion of long-term debt and $70.8 million of debt issuance costs have been reclassified from other non-current assets to a direct deduction from long-term debt. As of June 30, 2015, $9.1 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $55.2 million of debt issuance costs have been presented as a direct deduction from long-term debt.

Outstanding debt as of June 30, 2015
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term debt	$251.1	$(9.1)	$242.0
Long-term debt	3,718.1	(55.2)	3,662.9
Total	$3,969.2	$(64.3)	$3,904.9

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Outstanding debt as of December 31, 2014
(In $ millions)	Principal outstanding	Debt Issuance Costs	Total Debt
Current portion of long-term debt	$116.9	$(7.6)	$109.3
Long-term debt	3,533.5	(70.8)	3,462.7
Total	$3,650.4	$(78.4)	$3,572.0

The outstanding debt as of June 30, 2015 is repayable as follows:

(In US$ millions)	As of June 30,
2016	$251.1
2017	141.6
2018	503.2
2019	63.6
2020	63.6
2021 and thereafter	2,946.1
Total outstanding debt	$3,969.2

The significant developments relating to the Company's debt during the six months ended June 30, 2015 are explained below.

Amended Senior Secured Credit Facilities

During the six months ended June 30, 2015, the Company drew down $50.0 million of the $100.0 million revolving credit facility to finance a portion of the Polaris Acquisition. Refer to Note 5 – Business acquisitions for more information. As of June 30, 2015, $50.0 million of the revolving credit facility remained available.

$420 million Term Loan and Revolving Credit Facilities Agreement
On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris as borrower, entered into an amendment and restatement of the $420 million term loan facility (the “West Polaris Facility”). The West Polaris Facility is comprised of a $320 million term loan facility and a $100 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25%. Commitment fees are payable quarterly in arrears on the unused portion of the revolving credit facility at the rate of 0.90% per annum. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3 million and a final lump sum payment of $143 million upon maturity. Upon closing of the Polaris Acquisition, Seadrill Polaris owed $336.0 million under the West Polaris Facility. Refer to Note 5 - Business Acquisitions. Subsequent to the acquisition, $3.0 million was repaid. The outstanding balance under the West Polaris Facility as of June 30, 2015 was $333.0 million.

Seadrill and the Company are guarantors of the West Polaris Facility. Security for the West Polaris Facility consists of a first priority perfected pledge by Seadrill Operating of all of its equity interests in Seadrill Polaris, a first priority perfected ship mortgage by Seadrill Polaris over the West Polaris, and first priority perfected security interests granted by Seadrill Polaris in its earnings, earnings accounts and insurances.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Rig Financing Agreements
In June 2010, Seadrill entered into a $1,200 million senior secured term loan in part to fund the delivery of the West Vencedor, as well as other Seadrill rigs. The Company refers to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill's obligations under the West Vencedor Facility. In connection with the Company's IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill and Seadrill Vencedor Ltd., the owner of the West Vencedor, to guarantee the obligations under the West Vencedor Facility. The West Vencedor Facility bore interest at LIBOR plus 2.25%. The West Vencedor Facility was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As of June 30, 2015 the total net book value of the West Vencedor pledged as security was $173.4 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $65.8 million as of June 30, 2015 ($78.2 million as of December 31, 2014).

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. These covenants are described in Note 12 to the Company's audited 2014 financial statements. The Company and Seadrill were in compliance with the related covenants as of June 30, 2015 and December 31, 2014.

The West Polaris Facility contains materially the same covenants as the Rig Financing Agreements as described in Note 12 to the Company's audited 2014 financial statements, except that the leverage ratio of net debt to EBITDA with respect to the West Polaris Facility can be up to 6.0:1 until September 30, 2016 and up to 5.50:1 until December 31, 2016. In the event the leverage ratio exceeds 4.50:1, loans under the facility bear interest at an additional margin ranging from 0.125% to 0.750%. In addition, the West Polaris must have a minimum market value of at least 125% of the outstanding loans at any time. If it does not, Seadrill Polaris must repay the loans or provide additional collateral to correct the shortfall.

The West Polaris Facility contains materially the same events of default as the Rig Financing Agreements as described in Note 12 to the Company's audited 2014 financial statements. If we were to default under the West Polaris Facility, or to default under one of our other financing agreements relating to aggregate indebtedness of $25 million or more, it could cause an event of default under the West Polaris Facility.

Note 8 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Interest rate swap agreements

At June 30, 2015 the Company was party to interest rate swap agreements with Seadrill and third parties with a combined outstanding principal of $3,537.6 million (December 31, 2014: $3,571.8 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated and combined statement of operations under “(Loss)/gain on derivative financial instruments”. The total fair value of the related party interest rate swaps outstanding at June 30, 2015 amounted to an asset of $2.2 million (December 31, 2014: an asset of $6.0 million). The fair value of the related party interest rate swaps are classified as amounts due from related party in the consolidated balance sheet. The total fair value of the third party interest rate swaps outstanding at June 30, 2015 amounted to a liability of $60.6 million (December 31, 2014: a liability of $56.1 million). The fair value of the third party interest rate swaps are classified within other current liabilities in the consolidated balance sheet. The total loss recognized for the six months to June 30, 2015 was $33.6 million (six months to June 30, 2014: loss of $77.0 million).

The Company’s interest rate swap agreements as of June 30, 2015, were as follows:

Outstanding principal		Receive rate	Pay rate	Maturity of contract
(In US$ millions)

$423.7	(1) (2)	3 month LIBOR	1.10%	July 2, 2018
$100.0	(2)	3 month LIBOR	1.36%	October 29, 2019
$75.4	(1) (2)	3 month LIBOR	1.11%	June 19, 2020
$73.5	(1) (2)	3 month LIBOR	1.93%	December 21, 2020
$2,865.0	(1)	3 month LIBOR	2.45 - 2.52%	Feb 2014 - Feb 2021

(1)	The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.

(2)	Related party interest rate swap agreements.

The counterparties to the above interest rate swap agreements are Seadrill and also various banks. The Company believes the counterparties to be creditworthy.

Foreign Currency Risk

The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. The Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

Credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by counterparties. The Company considers its counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015		December 31, 2014
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	$197.7	$197.7	$242.7	$242.7
Current portion of long-term debt principal	98.9	105.3	68.2	76.5
Current portion of long term debt to related party principal	145.8	145.8	40.4	40.4
Long-term debt principal	2,904.3	3,539.8	2,574.9	3,227.4
Long-term portion of debt to related party principal	178.3	178.3	306.1	306.1

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the revolving credit facility with Seadrill is considered to be equal to the carrying value, as the facility bears an interest of LIBOR plus a margin of 5.0%, with a commitment fee of 40% of the margin, which is estimated to be at market rates. This is therefore categorized at level 2 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt (consisting of external debt, rig financing agreements with Seadrill and vendor financing agreements with Seadrill) are estimated to be equal to the carrying value since they bear variable interest rates, which are reset on a quarterly basis, except for the T-15 and T-16 Rig Facilities which are reset on a semi-annual basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. This is categorized at level 2 on the fair value measurement hierarchy.

The Amended Senior Secured Credit Facilities are freely tradable and therefore the fair value of the current and long-term portion of the outstanding debt have been set equal to the price at which they were traded at on June 30, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

Other financial instruments that are measured at fair value on a recurring basis are as follows:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	June 30, 2015	(Level 1)	(Level 2)	(Level 3)
Current Assets:
Derivative instruments – Interest rate swap contracts (Related party)	$2.2	$—	$2.2	$—
Total assets	$2.2	$—	$2.2	$—

Current Liabilities:
Derivative instruments – Interest rate swap contracts	$(60.6)	$—	$(60.6)	$—
Related party deferred and contingent consideration	(275.6)	—	(275.6)	—
Total liabilities	$(336.2)	$—	$(336.2)	$—

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Current Assets:
Derivative instruments – Interest rate swap contracts (related party)	$6.0	—	$6.0	—
Total assets	$6.0	$—	$6.0	$—

Current liabilities:
Derivative instruments – Interest rate swap contracts	$(56.1)	$—	$(56.1)	$—
Related party deferred and contingent consideration	(137.0)	—	(137.0)	—
Total liabilities	$(193.1)	$—	$(193.1)	$—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of June 30, 2015 and December 31, 2014.

The fair value of the related party deferred and contingent consideration relating to the purchase of the West Vela and the West Polaris are estimated to be equal to the carrying value since the liabilities have been calculated using the estimated future cash outflows discounted back to the present value. These liabilities are considered to be at estimated market rates. These are categorized at level 2 on the fair value measurement hierarchy.

Retained risk
a) Physical Damage Insurance
Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy covers the 2015 windstorm season from May 1, 2015 to April 30, 2016.

b) Loss of Hire Insurance
With the exception of T-15, T-16 and West Vencedor, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

(c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $200.0 million per event and in the aggregate for the West Vencedor; up to $250.0 million per event and in the aggregate for the T-15 and T-16; up to $400.0 million per event and in the aggregate for the West Aquarius, West Capella, West Leo, and West Polaris; and up to $750.0 million per event and in the aggregate for each of the West Auriga, West Vela, West Capricorn and the West Sirius. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 3 - Segment Information for an analysis of the Company's revenue by customer.

Note 9 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Net expenses (income) from Seadrill:

(In US$ millions)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Management and administrative fees (a) and (b)	$12.3	$19.9	$25.1	$32.3
Rig operating costs (c)	6.5	3.8	12.0	9.2
Insurance premiums (d)	5.4	7.5	10.5	9.2
Interest expense (e)	3.5	2.6	7.0	30.5
Commitment fee on revolving credit facility (f)	0.5	0.5	1.0	1.2
Accretion of discount on deferred consideration (l)	3.2	—	7.7	—
Derivative (gains) / losses (e)	(0.8)	20.8	7.1	39.8
Bareboat charters (g)	(0.5)	(3.0)	(4.6)	(18.5)
Other revenues - Nigerian operations (h)	(2.3)	—	(7.0)	—
Gain on bargain purchase	(39.6)	—	(39.6)	—
Total net related party (income) / expenses	$(11.8)	$52.1	$19.2	$103.7

Receivables (payables) from related parties:

(In US$ millions)	June 30, 2015	December 31, 2014

Trading balances due from Seadrill and subsidiaries (i)	$12.4	$56.7
Trading balances due to Seadrill and subsidiaries (i)	(226.9)	(250.0)
Rig financing agreements with Seadrill (j)	(148.8)	(158.8)
Loan agreement with Seadrill (j)	(65.8)	(78.2)
Vendor financing loan agreement with Seadrill (k)	(109.5)	(109.5)
Deferred and contingent consideration to related party - short term portion (l)	(61.4)	(25.8)
Deferred and contingent consideration to related party - long term portion (l)	(214.2)	(111.2)
Derivatives with Seadrill - interest rate swaps (m)	2.2	6.0
(a) Management and administrative service agreement – In connection with the IPO, the Company entered into a management and administrative services agreement with Seadrill Management Limited, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management Limited provides to the Company certain management and administrative services. The services provided by Seadrill Management Limited are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for five years and can be terminated by providing 90 days written notice.
(b) Technical and administrative service agreement – In connection with the IPO, the Company entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to 5% of Seadrill’s costs and expenses incurred in connection with providing these services.
(c) Rig operating costs – relates to rig operating costs charged by the Angolan service company for the West Vencedor.
(d) Insurance premiums – the Company’s drilling units are insured by a subsidiary of Seadrill and the insurance premiums incurred are recharged to the Company.
(e) Interest expense and loss on derivatives - prior to entering the Rig Financing agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.
(f) $100 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of 5 years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During the six months

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

ended June 30, 2015 the Company drew down nil on the revolving credit facility. As at June 30, 2015 the outstanding balance was nil.
(g) Bareboat charters - In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of the Company, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of the Company, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For the six months ended June 30, 2015 and 2014, the net effect to the Company of the bareboat charters was net income and loss of $4.6 million and, $18.5 million respectively.
(h) Other revenues - Nigeria - The Company earns revenues within our Nigerian service company from Seadrill for certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Jupiter and West Saturn drilling rigs. For the six months ended June 30, 2015 the Company earned revenues from the Nigerian service company of $7.0 million. During the six months ended June 30, 2014 no comparative revenues were earned.
(i) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest and interest rate swap agreements. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business.
(j) Rig financing agreements and loan agreements – See Note 12 of the Company's audited 2014 financial statements for details of the Rig Financing Agreements and Loan Agreements. Under the agreements each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Financing Agreement, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.
The loan agreement relates to the financing of the West Vencedor, which was previously classified as a Rig Financing Agreement until June 2014 when Seadrill repaid the underlying senior secured loan, and the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms. Please refer to Note 7 for further information.
(k) $109.5 million vendor financing loan - On May 17, 2013, Seadrill Partners Operating LLC entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15. The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matures in May 2016.
(l) Deferred consideration to related party - On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. On the acquisition of the West Polaris in 2015 the Company recognized a seller's credit balance of $44.6 million and a long term contingent consideration balance of $95.3 million. As of June 30, 2015 the short-term portion of these balances relating to the West Vela and West Polaris are $29.8 million and $31.6 million respectively, which are presented within other related party payables on the balance sheet. During the six months ended June 30, 2015, the Company recognized accretion on the unwind of the discount of the contingent liabilities of $7.7 million.
(m) Derivatives with Seadrill - Interest rate swaps - As of June 30, 2015, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $672.6 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the period ended June 30, 2015, was $7.1 million (period ended June 30, 2014: net loss of $39.8 million).

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

West Polaris Acquisition
On June 19, 2015, a subsidiary of the Company (Seadrill Operating) acquired Seadrill Polaris, the entity that owns and operates the drillship the West Polaris from Seadrill, which has been accounted for as a business combination. The Company recognized a gain on bargain purchase from the Polaris Acquisition of $39.6 million. Refer to Note 5 - Business acquisitions. Seadrill continues to act as a guarantor under the $420 million West Polaris Facility, pursuant to which Seadrill Polaris is a borrower.

Indemnifications and guarantees
Tax indemnifications
Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.

Environmental and other indemnifications
Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold.
In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within 3 years after the closing of the IPO on October 24, 2012.
In connection with the West Vela acquisition, Seadrill agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability they may incur under the credit facility financing the West Vela in respect of debt that is related to other rigs owned by Seadrill that are financed under the same credit facility as the West Vela.

Note 10 – Commitments and contingencies
Pledged Assets

The book value of assets pledged under financing arrangements at June 30, 2015 was $5,627.9 million (December 31, 2014: $4,953.4 million).

Guarantees

At June 30, 2015, the Company had issued the following guarantees in favor of third parties which is the maximum potential future payment for each guarantee:

(In US$ millions)	June 30, 2015	December 31, 2014

Guarantees to customers of the Company's own performance	370.0	370.0
Guarantees in favor of banks	92.4	92.4
Total	462.4	462.4

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 11 - Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below.

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
(In US$ millions)
Net income allocated to:
Common unitholders	$61.9	$26.1	$98.0	$51.0
Subordinated unitholders	13.6	5.1	21.5	—
Seadrill Member Interest	25.8	—	20.0	—
Net income attributable to Seadrill Partners LLC owners	$101.3	$31.2	$139.5	$51.0

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	59,627	75,278	53,156
Subordinated unitholders	16,543	16,543	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.82	$0.44	$1.30	$0.96
Subordinated unitholders	$0.82	$0.31	$1.30	$0.00

Cash distributions declared and paid in the period per unit	$0.5675	$0.5075	$1.1350	$0.9525

Subsequent event: Cash distributions declared and paid per unit relating to the period *	$0.5675	$0.5425

* On August 14, 2015, the Company paid a distribution of $0.5675 per unit relating to the three months ended June 30, 2015.

Earnings per unit is calculated as described in Note 17 to the Company's audited 2014 financial statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 12 - Supplementary cash flow information

The table below summarizes the non-cash financing activities relating to the periods presented:

	Six months ended June 30,
(In $ millions)	2015	2014
Non-cash financing activities
Acquisition of West Auriga - loan note payable to Seadrill (1)	$—	$100.0
Acquisition of West Polaris - seller's credit payable to Seadrill (2)	$44.6	$—
Acquisition of West Polaris - contingent consideration payable to Seadrill (2)	$95.3	$—

(1)	The loan note payable to Seadrill was settled in June 2014

(2)	The Polaris Acquisition was financed partly by the Seller's Credit and contingent consideration payable to Seadrill: refer to Note 5 - Business Acquisitions

Note 13 – Subsequent Events

Distribution paid
On August 14, 2015 the Company paid a cash distribution to its common and subordinated unitholders with respect to the quarter ended June 30, 2015 of $0.5675 per unit.

Appointment of Chief Executive Officer
Effective September 1, 2015, Mark Morris replaced Graham Robjohns as Chief Executive Officer of the Company. Effective September 1, 2015, Mr. Morris also began serving as the Chief Financial Officer of Seadrill. Prior to joining Seadrill Partners and Seadrill, Mr. Morris served as Chief Financial Officer of Rolls-Royce Group plc.

Board of Directors Election
On September 28, 2015, Bert Bekker was re-elected as a Class II Director whose term will expire at the 2018 annual meeting of members of the Company.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description

10.1	Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Nigeria Operations Limited.
10.2	Administrative Support Contract, dated July 1, 2014, between Seadrill Mobile Units Nigeria Limited and Seadrill Offshore Nigeria Limited.
101
The following financial information from Seadrill Partners LLC’s Report on Form 6-K for the three and six months ended June 30, 2015 formatted in XBRL (eXtensible Business Reporting Language):

(i) Unaudited Consolidated Statements of Operations for the three and six months ended June 30, 2015 and 2014;

(ii) Unaudited Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014;

(iii) Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014;

(iv) Unaudited Consolidated Statements of Changes in Members’ Capital for the six months ended June 30, 2015 and 2014; and

(v) Notes to the Unaudited Consolidated Financial Statements.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-196286) ORIGINALLY FILED WITH THE SEC ON MAY 27, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL PARTNERS LLC

Date: October 5, 2015

By:	/s/ Mark Morris
Name: Mark Morris Title: Chief Executive Officer